SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 _____________

                                  SCHEDULE 13D
                               (Amendment No. 2)*

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                             Moscow CableCom Corp.
                          ---------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.001 per share
                  -------------------------------------------
                         (Title of Class of Securities)

                                  033 501 107
                             ----------------------
                                 (CUSIP Number)

                                  Ivan Isakov
                    C/o Columbus Nova Investments VIII Ltd.
                               590 Madison Avenue
                                   38th Floor
                               New York, NY 10022
                                 (212) 838-3330
              --------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 2005
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 033 501 107                     13D          Page   2    of 7 Pages
-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Columbus Nova Investments VIII Ltd.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                     (b) [x]
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Bahamas
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              None
        OWNED BY      ---------------------------------------------------------
          EACH           8      SHARED VOTING POWER
        REPORTING
          PERSON                17,003,879
           WITH       ---------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                None
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 12,783,000
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,003,879(1)
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [x]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           78.77% (2)
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

----------------------
           1 Includes: (i) Shares issuable upon conversion of 4,500,000 shares of Series B Convertible Preferred Stock ("Preferred Stock"), (ii) Shares issuable upon conversion of 8,283,000 shares of Preferred Stock that Columbus Nova Investments VIII Ltd. is entitled to acquire upon exercise of Warrants and
                (iii) 4,220,879 Shares that the Reporting Person may be deemed to beneficially own by reason of a Shareholders Agreement between Columbus Nova Investments VIII Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya dated August 26, 2004, as amended, with respect to which the Reporting Person disclaims beneficial ownership. Excludes 1,000,403 Shares that the Reporting Person may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements between Columbus Nova Investments VIII Ltd. and certain stockholders of the Company, with respect to which the Reporting Person disclaims beneficial ownership.
           2 Based upon a total of 21,585,541 Shares of Common Stock outstanding, which figure is based on the number of Shares outstanding as of January 14, 2005, as disclosed by the issuer to the Reporting

-------------------------------------------------------------------------------

CUSIP No. 033 501 107                  13D          Page   4    of  7 Pages
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Victor Vekselberg
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                (b) [x]
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           NOT APPLICABLE
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Russian
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              None
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 17,003,879
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                None
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 12,783,000
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,003,879(3)
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [x]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           78.77%(4)
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------

------------------------


                Person (8,802,541 Shares) and assuming (i) the conversion of all of the 4,500,000 shares of Preferred Stock outstanding and
                (ii) the exercise in full of all of the warrants to purchase 8,283,000 shares of Preferred Stock and conversion of all of the shares of Preferred Stock acquired pursuant to the exercise of these warrants.
           3 Includes: (i) Shares issuable upon conversion of 4,500,000 shares of Preferred Stock, (ii) Shares issuable upon conversion of 8,283,000 shares of Preferred Stock that Columbus Nova Investments VIII Ltd. is entitled to acquire upon exercise of Warrants and (iii) 4,220,879 Shares that the Reporting Person may be deemed to beneficially own by reason of a Shareholders Agreement between Columbus Nova Investments VIII Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya dated August 26, 2004, as amended, with respect to which the Reporting Person disclaims beneficial ownership. Excludes 1,000,403 Shares that the Reporting Person may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements between Columbus Nova Investments VIII Ltd. and certain stockholders of the Company, with respect to which the Reporting Person disclaims beneficial ownership.
           4 Based upon a total of 21,585,541 Shares of Common Stock outstanding, which figure is based on the number of Shares outstanding as of January 14, 2005, as disclosed by the issuer to the Reporting Person (8,802,541 Shares) and assuming (i) the conversion of all of the 4,500,000 shares of Preferred Stock outstanding and (ii) the exercise in full of all of the warrants to purchase 8,283,000 shares of Preferred Stock and conversion of all of the shares of Preferred Stock acquired pursuant to the exercise of these warrants.

Item 1.           Security and Issuer.
                  -------------------

         This Amendment No. 2 relates to the shares of common stock, par value $0.01 per share (the "Shares"), of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc. (the "Company"). This statement amends the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 23, 2004 (the "Initial Schedule"). All capitalized terms used in this statement and otherwise undefined shall have the meanings ascribed in the Initial Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information that has materially changed since the filing of the Schedule.

Item 2.           Identity and Background.
                  -----------------------

         This statement is being filed jointly by Columbus Nova Investments VIII Ltd., a Bahamas corporation ("CNI"), and Mr. Victor Vekselberg, who is a Russian citizen ("Mr. Vekselberg," and, together with CNI, the "Reporting Persons"). Mr. Vekselberg and entities related to him beneficially own a majority of the share capital of CNI.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -----------------------------------------------------------

         Amendment No. 3 to Shareholders Agreement

         On August 15, 2005, COMCOR and CNI entered into Amendment No. 3 to the Shareholders Agreement ("Amendment No. 3") to memorialize their additional agreements with respect to the management of CCTV. Amendment No. 3 amends
Section 6(e) of the Shareholders Agreement, pursuant to which CNI and COMCOR have agreed that, for so long as they each own at least 15% of the Voting Stock, they will seek to agree on certain matters, including the appointment of a general director of CCTV. Amendment No. 3 amends Section 6(e) to remove the reference of CNI and COMCOR seeking to agree on the appointment of a general director of CCTV.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                 Exhibit 1                    Joint Filing Agreement dated September 23, 2004, between
                                              Columbus Nova Investments VIII Ltd. and Victor Vekselberg.*

                 Exhibit  2.1                 Subscription Agreement dated August 26, 2004, between
                                              Columbus Nova Investments VIII Ltd. and Moscow CableCom
                                              Corp.*

                 Exhibit 2.2                  Amendment No. 1 to the Subscription Agreement, dated as of
                                              December 1, 2004.**
                 Exhibit 3                    Warrant Agreement dated January 13, 2005, between Columbus
                                              Nova Investments VIII Ltd. and Moscow CableCom Corp.**

                 Exhibit 4.1                  Shareholders Agreement dated August 26, 2004, between
                                              Columbus Nova Investments VIII Ltd. and Moskovskaya
                                              Telecommunikatsionnaya Corporatsiya.*
                 Exhibit 4.2                  Amendment No. 1 to the Shareholders Agreement dated as of
                                              December 1, 2004.**
                 Exhibit 4.3                  Amendment No. 2 to Shareholders Agreement dated December 30,
                                              2004.**
                 Exhibit 4.4                  Amendment No. 3 to Shareholders Agreement dated December 30,
                                              2004.
                 Exhibit 5                    Agreement dated August 26, 2004, between Columbus Nova
                                              Investments VIII Ltd. and each of Warren Mobley, Donald
                                              Miller-Jones, Charles Roberts and Dr. Ali Mohamed Ahmed.*
                 Exhibit 6                    Registration Rights Agreement dated December 13, 2004,
                                              between Columbus Nova Investments VIII Ltd. and Moscow
                                              CableCom Corp.**
                 Exhibit 7.1                  Letter Agreement between Columbus Nova Investments VIII Ltd.
                                              and Oliver R. Grace. Jr.*
                 Exhibit 7.2                  Letter Agreement between Columbus Nova Investments VIII Ltd.
                                              and James J. Pinto.*
                 Exhibit 8                    Power of Attorney dated September 23, 2004.*

                 Exhibit 9                    Equity Loan Agreement dated January 4, 2005, by and between
                                              Columbus Nova Investments VIII Ltd. and Renova Industries
                                              Ltd.**
                 Exhibit 10                   Promissory Note dated January 4, 2005, made by Columbus Nova
                                              Investments VIII Ltd. to the order of Renova Industries
                                              Ltd.**
                 Exhibit 11.1                 Irrevocable Proxy and Power of Attorney dated as of December
                                              1, 2004, by and among Columbus Nova Investments VIII Ltd.,
                                              Oliver R. Grace, The Anglo American Security Fund, L.P. and
                                              Francis E. Baker.**
                 Exhibit 11.2                 Irrevocable Proxy and Power of Attorney between Columbus
                                              Nova Investments VIII Ltd. and Field Nominees Limited.**

                 Exhibit 11.3                 Form of Irrevocable Proxy and Power of Attorney between
                                              Columbus Nova Investments VIII Ltd. and each of the
                                              stockholders of Moscow CableCom Corp. set forth in Annex A to Exhibit 11.2.**

* Previously filed as an exhibit to the Initial Schedule, filed with the Commission on September 23, 2004. ** Previously filed as an exhibit to the Amendment No. 1 to the Initial Schedule filed with the Commission on January
18, 2005


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.


Dated:  August 22, 2005

                                            COLUMBUS NOVA INVESTMENTS VIII LTD.


                                            By: /s/ Andrew Intrater
                                               -------------------------------
                                                Name:  Andrew Intrater
                                                Title: Attorney-in-Fact


                                            VICTOR VEKSELBERG


                                            By: /s/ Andrew Intrater
                                                -------------------------------
                                                Name:  Andrew Intrater
                                                Title: Attorney-in-Fact

                                                                     Exhibit 4.4

                              AMENDMENT NO. 3 TO
                            SHAREHOLDERS AGREEMENT

         This AMENDMENT NO. 3 (this "Amendment") with respect to the Shareholders Agreement (the "Agreement") dated August 26, 2004, between Moskovskaya Telecommuni-katsionnaya Corporatsiya, an open joint stock company organized under the laws of the Russian Federation ("COMCOR"), and Columbus Nova Investments VIII Ltd., a Bahamas company ("CNI" and together with COMCOR, the "Parties" and each individually, a "Party"), as amended on August 26, 2004 and December 30, 2004, is made and entered into by the Parties as of August 15, 2005. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

         WHEREAS, the Parties would like to amend the Agreement to memorialize their additional agreements with respect to the management of CCTV.

         NOW, THEREFORE, in consideration of the mutual agreements herein contained and intending to be legally bound hereby, the Parties agree as follows:

1.       Amendment

Section 6(e)(v) of the Agreement is hereby amended by deleting the phrase "and new General Director of CCTV." The amended Section 6(e)(v) will state "(v) appointment of a new Chief Executive Officer of MOCC;".

2.       Governing Law and Language

This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. This Amendment is written in English, and the notarized Russian language translation is provided only for the convenience of the parties. In the case of inconsistency or is-sues of interpretation between the English and Russian texts, the English text shall control.

3.       Counterparts

This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

         MOSKOVSKAYA TELECOMMUNIKATSIONNAYA CORPORATSIYA


         By
            --------------------------------------------
         Name:
         Title:


         COLUMBUS NOVA INVESTMENTS VIII LTD.


         By
            --------------------------------------------
         Name:
         Title: